

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2011

<u>Via E-mail</u>
Dr. Roger Medel
Chief Executive Officer
MEDNAX, Inc.
1301 Concord Terrace
Sunrise, FL 33323

Re: MEDNAX, Inc.
         Form 10-K for the Year Ended December 31, 2010
         Filed February 24, 2011
         File No. 001-12111

Dear Dr. Medel:

        We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

        After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

<u>Management's discussion and analysis of Financial Condition and Results of Operations</u>
<u>Application of Critical Accounting Policies and Estimates</u>
<u>Professional Liability Coverage, page 41</u>

1. While you state here that your reserves do not deviate significantly from your estimates, you continue to state that the actual results may vary significantly. Please provide us proposed revised disclosure to be included in future periodic reports that quantifies the range of reasonably likely changes in your estimate.

Consolidated Financial Statements
Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies
Segment Reporting, page 59

2. Please provide us proposed disclosure to be included in future periodic reports to provide your revenues by each group of similar services as required by ASC 280-10-50-40. In this regard it appears that your service groupings as disclosed on pages three through six of your filing would appear to be reasonable groupings for this disclosure. Otherwise, please explain to us how your current disclosure complies with this guidance

Business Acquisitions, page 60

3. Please provide us proposed revised policy disclosure to be included in future periodic reports that clarifies:
   - How you account for changes in your contingent consideration obligations both before and after your adoption of SFAS 141R subsumed in ASC Topic 805; and
   - How you account for changes in estimates of the fair values of the assets acquired or liabilities assumed.

6. Business Acquisitions, page 64

4. You disclose here and in your September 30, 2011 Form 10-Q that total consideration paid for the acquisition of various physician group practices was $145.5 million in 2009, $339.3 million in 2010 and $81.0 million during the first nine months of 2011. It is apparent from your disclosure that goodwill as a percentage of this total consideration has increased from 85.7% in 2009 to 93.6% in 2010 and 95.3% in 2011 while the physician and hospital agreements intangible has decreased from 13.9% in 2009 to 6.3% in 2010 and 5.9% in 2011. As goodwill is a residual, please explain to us why it appears that you are either paying more for physician practices or the value of these practices is declining. In your response, please, at a minimum, address the following concerns:
   - Please explain to us how you determine the value of your physician and hospital agreements.
   - Please clarify whether the value assigned to physician agreements relates to either or both your agreement to manage their practice or to agreements with individual doctors to continue to practice medicine with the acquired practice.
   - To the extent that the physician agreements relate to the provision of medical services, please explain to us whether or not these agreements are representative of market compensation rates for physicians with the same credentials and experience in the relevant service market.
   - Given that you disclose that you expect the contingent payment obligations with these physicians to be 100% probable of occurrence, please clarify whether these contingencies are part of the physician's normal compensation packages and therefore included in the value assigned to the physician agreements.

- Clarify for us whether any of your contingent payment obligations that you deemed 100% probable of occurrence were not achieved. If so, tell us:
  - how many payment events were not achieved;
  - the dollar amount of these payments;
  - the percentage of these contingent payments to the total consideration paid for the associated practice;
  - the percentage of these contingent payments to the total maximum contingent consideration for the associated practice; and
  - how you accounted for not achieving the payment trigger.

9. Accrued Professional Liability, page 66

5. Please provide us a proposed revised table to be included in future periodic reports that includes the changes in your IBNR reserves. Alternatively, provide a similar table as you have provided on page 67 for the IBNR reserves.

15. Commitments and Contingencies, page 74

6. Please provide us proposed revised disclosure to be included in future periodic reports that states the years that are open for investigation by the third party payors.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Kei Nakada, Staff Accountant, at (202) 551-3659 or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant